UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

CHICAGO MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

CEGEKA GROEP NV

(Offeror)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Stephan Daems

Cegeka Groep NV

Chief Financial Officer

Corda3, Kempische Steenweg 307

B-3500 Hasselt

Belgium

+32 475 62 59 70

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Jonathan Klein

Brian Wohlberg

DLA Piper LLP (US)

1251 6th Ave.

New York, NY 10020

212-335-4902

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Chicago Merger Sub, Inc. a New York corporation (“Merger Sub”), a wholly owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Parent” or “Cegeka”), for all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Computer Task Group, Incorporated, a New York corporation (“CTG”), at a price of $10.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated August 23, 2023 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Merger Sub and Parent.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Computer Task Group, Incorporated

300 Corporate Parkway, Suite 214N

Amherst, New York 14226

(716) 882-8000

(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Merger Sub”)

SCHEDULE I — Information Relating to Parent and Merger Sub

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CTG”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CTG”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for CTG”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for CTG”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CTG”) THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for CTG”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CTG”) THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for CTG”)

THE TENDER OFFER — Section 15 (“Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Merger Sub”)

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for CTG”)

SCHEDULE I — Information Relating to Parent and Merger Sub

(b) Securities Transactions. None.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CTG”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with CTG”) THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for CTG”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated August 23, 2023.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on August 23, 2023.

(a)(1)(G)*	Computer Task Group, Incorporated Amended and Restated Employee Stock Purchase Plan Instruction Form.

(a)(5)(A)	Joint Press Release issued by Cegeka Groep NV and Computer Task Group, Incorporated on August 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Chicago Merger Sub, Inc. with the Securities and Exchange Commission on August 9, 2023).

(a)(5)(B)	Employee Q&A issued by Cegeka Groep NV on August 9, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Chicago Merger Sub, Inc. with the Securities and Exchange Commission on August 9, 2023).

(a)(5)(C)	Email from CEO of Cegeka Groep NV to Employees of Cegeka Groep NV, dated August 9, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Chicago Merger Sub, Inc. with the Securities and Exchange Commission on August 9, 2023).

(a)(5)(D)	Form of Holding Statement, dated August 9, 2023 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Chicago Merger Sub, Inc. with the Securities and Exchange Commission on August 9, 2023).

(a)(5)(E)	Social Media Post from August 9, 2023 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Chicago Merger Sub, Inc. with the Securities and Exchange Commission on August 9, 2023).

(b)(1)*	Amended and Restated Commitment Letter, dated August 8, 2023, by and among Cegeka Groep NV, KBC Bank NV, Belfius Bank SA/NV and ING Belgium SA/NV

(d)(1)	Agreement and Plan of Merger, dated as of August 9, 2023, by and among Computer Task Group, Incorporated, Cegeka Groep NV, and Chicago Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Computer Task Group, Incorporated with the Securities and Exchange Commission on August 9, 2023).

(d)(2)*	Nondisclosure Agreement, effective November 4, 2022, by and between Computer Task Group, Incorporated and Cegeka Groep NV.

(d)(3)	Tender and Support Agreement, dated August 9, 2023, by and among Cegeka Groep NV, Chicago Merger Sub, Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Computer Task Group, Incorporated with the Securities and Exchange Commission on August 9, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

5

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2023

CEGEKA GROEP NV

By:	/s/ Stijn Bijnens
Name:	Stijn Bijnens
Title:	Legal representative of ID&D NV, Managing Director & CEO

By:	/s/ Stephan Daems
Name:	Stephan Daems
Title:	Legal representative of Esdacon BV, Director & CFO

CHICAGO MERGER SUB, INC.

By:	/s/ Stijn Bijnens
Name:	Stijn Bijnens
Title:	President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated August 23, 2023.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in The New York Times on August 23, 2023.

(a)(1)(G)*	Computer Task Group, Incorporated Amended and Restated Employee Stock Purchase Plan Instruction Form.

(a)(5)(A)	Joint Press Release issued by Cegeka Groep NV and Computer Task Group, Incorporated on August 9, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Chicago Merger Sub, Inc. with the Securities and Exchange Commission on August 9, 2023).

(a)(5)(B)	Employee Q&A issued by Cegeka Groep NV on August 9, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Chicago Merger Sub, Inc. with the Securities and Exchange Commission on August 9, 2023).

(a)(5)(C)	Email from CEO of Cegeka Groep NV to Employees of Cegeka Groep NV, dated August 9, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Chicago Merger Sub, Inc. with the Securities and Exchange Commission on August 9, 2023).

(a)(5)(D)	Form of Holding Statement, dated August 9, 2023 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Chicago Merger Sub, Inc. with the Securities and Exchange Commission on August 9, 2023).

(a)(5)(E)	Social Media Post from August 9, 2023 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Chicago Merger Sub, Inc. with the Securities and Exchange Commission on August 9, 2023).

(b)(1)*	Amended and Restated Commitment Letter, dated August 8, 2023, by and among Cegeka Groep NV, KBC Bank NV, Belfius Bank SA/NV and ING Belgium SA/NV

(d)(1)	Agreement and Plan of Merger, dated as of August 9, 2023, by and among Computer Task Group, Incorporated, Cegeka Groep NV, and Chicago Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Computer Task Group, Incorporated with the Securities and Exchange Commission on August 9, 2023).

(d)(2)*	Nondisclosure Agreement, effective November 4, 2022, by and between Computer Task Group, Incorporated and Cegeka Groep NV.

(d)(3)	Tender and Support Agreement, dated August 9, 2023, by and among Cegeka Groep NV, Chicago Merger Sub, Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Computer Task Group, Incorporated with the Securities and Exchange Commission on August 9, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.